SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


03025686


SEC MAIL PROCESSING
RECEIVED
JUN 27 2003
WASH, D.C. 183 SECTION

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
[FEE REQUIRED]

For the Fiscal Year Ended **December 31, 2002**

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
[NO FEE REQUIRED]

Commission File No. 1-10662

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

XTO ENERGY INC. EMPLOYEES' 401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

XTO ENERGY INC.
810 Houston Street
Fort Worth, Texas 76102

XTO ENERGY INC. EMPLOYEES' 401(k) PLAN

FORM 11-K FOR THE YEAR ENDED DECEMBER 31, 2002

TABLE OF CONTENTS

Lack of Consent of Arthur Andersen LLP:

The financial statements of XTO Energy Inc. Employees' 401(k) Plan ("the Plan") for the year ended December 31, 2000 were audited by Arthur Andersen LLP ("Andersen"), the Plan's former independent auditors. The Plan has not been able, after reasonable efforts, to obtain the written consent of Andersen as to the incorporation by reference in the Plan's Registration Statements on Form S-8 (Nos. 33-55784, 333-68775, 333-37668, 333-81849 and 333-91460) of their report dated June 21, 2001 with respect to the financial statements and the supplemental schedule of the Plan included in the Annual Report on Form 11-K for the year ended December 31, 2000, as required by Section 7 of the Securities Act of 1933, as amended ("the Securities Act."). Accordingly, the Plan has dispensed with the requirement to file the consent of Andersen in reliance upon Rule 437a of the Securities Act. Because Andersen has not consented to such incorporation by reference of their report, you will not be able to recover against Andersen under Section 11 of the Securities Act for any untrue statements of a material fact contained in the financial statements and supplemental schedule of the Plan audited by Arthur Andersen or any omissions to state a material fact required to be stated therein.

Independent Auditors' Report

XTO Energy Inc. Employees' 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the XTO Energy Inc. Employees' 401(k) Plan (the Plan) as of December 31, 2002 and 2001 and the related statements of changes in net assets available for benefits for the years ended December 31, 2002 and 2001. These financial statements, and the schedule referred to below, are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001 and the changes in net assets available for benefits for the years ended December 31, 2002 and 2001 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule of assets held for investment purposes at December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The related statement of changes in net assets available for benefits for the year ended December 31, 2000 was audited by other auditors, who have ceased operations, whose report dated June 21, 2001, expressed an unqualified opinion.

KPMG LLP

Dallas, Texas
June 13, 2003

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

THIS REPORT IS A COPY OF THE 2000 REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS. IT HAS NOT BEEN REISSUED.

XTO Energy Inc. Employees' 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the XTO Energy Inc. Employees' 401(k) Plan (the "Plan") as of December 31, 2000 and 1999 and the related statements of changes in net assets available for benefits for the years ended December 31, 2000, 1999 and 1998. These financial statements, and the schedule referred to below, are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999 and the changes in net assets available for benefits for the years ended December 31, 2000, 1999 and 1998 in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule of assets held for investment purposes at December 31, 2000 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur Andersen LLP

ARTHUR ANDERSEN LLP

Fort Worth, Texas
June 21, 2001

XTO ENERGY INC. EMPLOYEES' 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 2002 AND 2001

	Year Ended December 31	
	2002	2001
ASSETS		
Interest and dividends receivable	$ 61,474	$ 45,154
Investments at fair value	92,343,180	71,843,183
Participant loans	1,676,874	1,347,905
Contributions receivable	263,545	-
LIABILITIES		
Accounts payable	-	(273)
NET ASSETS AVAILABLE FOR BENEFITS	$ 94,345,073	$ 73,235,969

See Accompanying Notes to Financial Statements.

XTO ENERGY INC. EMPLOYEES' 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

	Year Ended December 31		
	2002	2001	2000
ADDITIONS			
Additions to net assets attributed to:			
Employee contributions	$ 5,341,492	$ 4,898,723	$ 3,758,861
Employer contributions	4,477,779	3,884,748	3,226,429
Interest, dividend and other income	824,803	972,257	545,457
Net appreciation (depreciation) in fair value of investments	13,346,300	(1,355,898)	29,829,842
Total Additions	23,990,374	8,399,830	37,360,589
DEDUCTIONS			
Deductions from net assets attributed to:			
Terminations and withdrawals	2,868,963	1,528,244	2,102,738
Loan fees and other	12,307	8,154	1,515
Total Deductions	2,881,270	1,536,398	2,104,253
NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	21,109,104	6,863,432	35,256,336
NET ASSETS AVAILABLE FOR BENEFITS:			
Beginning of year	73,235,969	66,372,537	31,116,201
End of year	$ 94,345,073	$ 73,235,969	$ 66,372,537

See Accompanying Notes to Financial Statements.

XTO ENERGY INC. EMPLOYEES' 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF THE PLAN

General - The XTO Energy Inc. Employees' 401(k) Plan ("the Plan") is a defined contribution, single employer pension plan of XTO Energy Inc. and its subsidiaries ("the Company") and was established on January 1, 1989. The Plan is qualified under Section 401(k) of the Internal Revenue Code ("IRC"), as amended, and is subject to the provisions of the Employee Retirement Income Security Act ("ERISA"). The Company is the Plan Administrator and Prudential Investments is the recordkeeper and Trustee of the Plan.

Participation - As of April 1, 2000, all employees age 21 or older are eligible to participate after one hour of service with the Company. Prior to that date, employees were eligible to participate after three months of service.

Contributions - As of February 2002, the Plan was amended to allow participants to contribute up to 90% of their total compensation in each calendar year. Prior to that date, participants could contribute up to 15% of their total compensation in each calendar year. The Company matches 100% of each employee's contribution up to a maximum of 10% of the employee's total compensation in each calendar year. Employee and employer contributions are subject to certain annual dollar maximums as imposed by the IRC. Effective April 1, 2000, the first 2% of the Company's matching contribution must be invested in the XTO Energy Inc. Common Stock Fund. The Plan was amended in February 2002 to provide that any participant who is age 50 or older can reallocate the 2% Company matching contribution made to the XTO Energy Inc. Common Stock Fund into any of the Plan's investment options. Further amendments adopted in February 2002 allow age 50 or older participants to make catch-up contributions as allowed by law. The Company will not match these contributions.

Participant Accounts - Each participant has 1) an employee account which is credited with employee contributions and earnings thereon and 2) an employer account which is credited with employer contributions, allocation of any forfeitures, and earnings thereon. Effective April 1, 2000, each participant's account is directly credited daily with investment income earned on the account. Prior to that date, allocation of investment income was based on the proportion that each participant's account balance bore to the total of all participant account balances in each investment fund.

Vesting - Employee account balances are fully vested at all times. As of February 2002, employer account balances vest upon completion of three years of service. From July 2000 until February 2002, employer account balances vested upon the earlier of contributing to the Plan for three consecutive years or the completion of five years of service. Prior to July 2000, employer account balances vested upon completion of three years of service. A year of service is credited to participants who have at least 1,000 hours of service during a plan year, which is a calendar year. The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants become fully vested in their employer account balances, and the employee and employer account balances will be distributed to participants.

Terminations and Withdrawals - Upon termination of employment, distributions are made generally in the form of a lump-sum payment to the participant (or beneficiary in the event of death) or rolled into a qualified plan or individual retirement account as elected by the participant. Participants are allowed to withdraw employee account balances prior to termination of their employment under certain conditions as specified in the Plan. Such withdrawals are subject to federal taxation and an early withdrawal penalty.

Loans - Participants may apply for loans from their vested balances in the Plan. Loan applications are subject to approval by the 401(k) Plan Committee ("the Committee") on a nondiscriminatory basis. Loan amounts are limited to 50% of the participant's vested balance, up to a maximum of $50,000, with a minimum of $1,000. Loans have terms from one to five years and bear interest at rates determined by the Committee. These rates currently are 1%

above the prime rate at the beginning of the quarter in which the loan originates. Upon payment, interest is credited to the participant's account. Interest rates on outstanding loans at December 31, 2002 and 2001 range from 5.75% to 10.5%.

Forfeitures - Upon termination of employment, nonvested employer account balances become eligible for reallocation to the remaining participants' accounts. After a one-year break in service, forfeitures are allocated to participants' employer account balances as of December 31 of each year, based on proportionate employer contributions during the year and subject to maximum annual contributions imposed by the IRC. Allocated forfeitures do not reduce the Company's matching contribution. Forfeitures totaled $184,429 in 2002, $38,818 in 2001 and $50,655 in 2000.

Investment Funds - Participants have the option to invest contributions and account balances in the following funds:

- *MoneyMart Fund* - Managed by Prudential Investments, this fund invests in a diversified portfolio of money market instruments maturing in thirteen months or less, including U.S. Government and agency obligations, commercial paper, asset-backed securities, funding agreements, variable rate demand notes, obligations issued by U.S. and foreign banks and corporations, obligations of foreign governments and municipal notes. The interest rate was 0.9% at December 31, 2002 and 1.7% at December 31, 2001.

- *Stable Value Fund* - Managed by Wells Fargo Bank, this fund invests in obligations issued by highly rated financial institutions, corporations and the U.S. Government, including guaranteed investment contracts ("GICs"), bank investment contracts, GIC alternatives, corporate bonds, U.S. Treasury securities, mortgage related securities and asset-backed securities. Fund earnings are credited daily. The average annualized yield of the Stable Value Fund was 5.2% for 2002 and 5.9% for 2001.

- *American Balanced Fund* - Managed by Capital Research and Management, this fund invests in a diversity of stock, debt securities and cash instruments, generally with at least 50% of its portfolio in stock, at least 25% in bonds and may invest up to 10% in foreign securities.

- *Prudential 20/20 Focus Fund* - Managed by Prudential Investments, this fund generally invests at least 80% of its portfolio in stock of up to 40 medium to large U.S. companies, with 20 companies selected for growth and 20 companies selected for value.

- *EuroPacific Growth Fund* - Managed by Capital Research and Management, this fund generally invests at least 80% of its portfolio in stock of companies in Europe or the Pacific Basin, and may also hold cash or money market instruments.

- *XTO Energy Inc. Common Stock Fund* - Invests in common stock of the Company traded on the New York Stock Exchange and cash equivalents. The XTO Energy Inc. Common Stock Fund is managed by Prudential Investments, with UBS PaineWebber serving as advisor.

- *Cross Timbers Royalty Trust Units Fund* - Invests in Cross Timbers Royalty Trust units of beneficial interest traded on the New York Stock Exchange and cash equivalents. The Cross Timbers Royalty Trust Units Fund is managed by Prudential Investments, with UBS PaineWebber serving as advisor.

- *Hugoton Royalty Trust Units Fund* - Invests in Hugoton Royalty Trust units of beneficial interest traded on the New York Stock Exchange and cash equivalents. The Hugoton Royalty Trust Units Fund is managed by Prudential Investments, with UBS PaineWebber serving as advisor.

Any uninvested cash balances in each of the above funds are invested in money market funds, the interest rate for which was 0.9% at December 31,2002 and 1.7% at December 31, 2001.

2. SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Plan are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States and the requirements of ERISA. The financial statements of the Plan are presented in accordance with Statement of Position 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters."

In preparing the accompanying financial statements and related schedule, the Company has made certain estimates and assumptions that affect reported amounts in the financial statements and disclosure of contingencies. Actual results could differ from these estimates and assumptions. The following are the Plan's significant accounting policies:

- All investments are stated at fair value as determined by quoted market prices at December 31.
- Investment transactions are recorded as of the trade date.
- Appreciation (depreciation) in fair value of investments includes realized and unrealized gains and losses. Realized gains and losses are determined based on the weighted average cost of investments sold.
- Brokerage commissions on purchases and sales of investments are paid by the Plan and are recorded in the cost of investment or sale. All Plan administrative expenses, including recordkeeper compensation, are paid by the Company and are not reimbursed by the Plan. Plan administration expenses totaled $143,504 in 2002, $103,357 in 2001 and $100,272 in 2000.
- Terminations and withdrawals are recorded upon payment to the participant. Benefits payable are not reflected in the statements of net assets available for benefits. There were no benefits payable at December 31, 2002 or 2001.

3. INVESTMENTS

The Plan provides for investments in various securities which, in general, are exposed to risks, such as interest rate, credit and overall market volatility risks. It is reasonably possible that the values of these securities will fluctuate in the near term by amounts that are material in relation to net assets available for benefits.

Investments that represent 5% or more of the Plan's net assets are as follows:

	December 31, 2002		December 31, 2001	
	Number of Units/Shares	Fair Value	Number of Units/Shares	Fair Value
XTO Energy Inc. Common Stock Fund *(a) (b)*	3,079,922	$ 57,055,549	3,196,758	$ 41,956,574
Prudential 20/20 Focus Fund	1,190,590	9,905,708	1,040,951	11,190,218
American Balanced Fund	786,673	11,343,830	582,845	9,238,092

(a) For information regarding nonparticipant-directed investments, see Note 4.

(b) Number of shares at December 31, 2002 and 2001 have been adjusted for a four-for-three stock split effected March 18, 2003.

The Plan's investments appreciated (depreciated) in fair value as follows:

	Year Ended December 31		
	2002	2001	2000
XTO Energy common stock	$ 16,983,426	$ (1,434,322)	$ 29,565,820
Royalty trust units of beneficial interest	290,978	178,434	779,370
Mutual funds and collective trust funds	(3,928,104)	(100,010)	(515,348)
Total net appreciation (depreciation) in fair value	$ 13,346,300	$ (1,355,898)	$ 29,829,842

4. NONPARTICIPANT-DIRECTED INVESTMENTS

The following are nonparticipant-directed assets included in the statement of net assets available for benefits at December 31, 2002 and 2001. Nonparticipant-directed assets result from the first 2% of the Company's matching contribution which is invested in the XTO Energy Inc. Common Stock Fund (Note 1).

	December 31, 2002		December 31, 2001	
	Number of Shares	Fair Value	Number of Shares	Fair Value
Investments -				
XTO Energy common stock *(a)*	186,834	$3,461,094	131,771	$1,729,491
Dividends and other receivables	-	78,736	-	11,450
Total assets		$3,539,830		$1,740,941

(a) Number of shares at December 31, 2002 and 2001 have been adjusted for a four-for-three stock split effected March 18, 2003.

The following summarizes the changes in net assets available for benefits during the years ended December 31, 2002, 2001 and 2000 related to nonparticipant-directed investments. There were no nonparticipant-directed investments prior to April 2000.

	December 31		
	2002	2001	2000
Net assets available for benefits at beginning of year	$1,740,941	$ 904,680	$ -
Employer contributions	956,113	835,549	537,087
Interest, dividends, and other income	5,304	3,373	471
Net appreciation in fair value	896,019	8,643	373,529
Terminations and withdrawals	(58,547)	(11,304)	(6,407)
Net assets available for benefits at end of year	$3,539,830	$1,740,941	$ 904,680

5. TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated June 8, 1995 that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently operated in compliance with the applicable requirements of the IRC.

XTO ENERGY INC. EMPLOYEES' 401(k) PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT DECEMBER 31, 2002
Employer ID# 75-2347769
Plan #001

(a)	(b) and (c) Identity of issuer, borrower, lessor or similar party, including description of investment	Number of units/shares	(d) Current value - nonparticipant-directed	(e) Current value - participant-directed
*	PRUDENTIAL INVESTMENTS			
	Mutual Funds:			
	MoneyMart Assets Fund	2,868,548	$ -	$ 2,868,548
	20/20 Focus Fund	1,190,590	-	9,905,708
	CAPITAL RESEARCH AND MANAGEMENT			
	Mutual Funds:			
	American Balanced Fund	786,673	-	11,343,830
	EuroPacific Growth Fund	119,964	-	2,755,583
	WELLS FARGO BANK			
	Collective Trust Fund:			
	Stable Value Fund	137,143	-	4,488,284
*	XTO ENERGY INC. [1]			
	Common Stock	3,079,922	3,461,094	53,594,455
*	CROSS TIMBERS ROYALTY TRUST			
	Units of Beneficial Interest	159,878	-	3,117,625
*	HUGOTON ROYALTY TRUST			
	Units of Beneficial Interest	63,031	-	808,053
	TOTAL INVESTMENTS		3,461,094	88,882,086
	Participant Loans (5.75% to 10.5% interest rate) .		-	1,676,874
	TOTAL ALL FUNDS		$ 3,461,094	$ 90,558,960

Column (a) - an asterisk (*) in column (a) indicates that the person/entity in column (b) is known to be a party-in-interest.

Columns (b) and (c) include maturity date, interest rate, collateral, par or maturity value, if applicable.

[1] Number of shares at December 31, 2002 have been adjusted for a four-for-three stock split effected March 18, 2003.

This supplemental schedule lists assets held for investment purposes as of December 31, 2002, as required by the Department of Labor Rules and Regulations for Reporting and Disclosure.

See accompanying independent auditors' report.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

XTO ENERGY INC. EMPLOYEES' 401(k) PLAN

By: XTO Energy Inc.
Plan Administrator

Date: June 26, 2003

By: 

Bob R. Simpson
Chairman of the Board
and Chief Executive Officer

EXHIBIT 23.1

Independent Auditors' Consent

We consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 33-55784, 333-68775, 333-37668, 333-81849 and 333-91460) of XTO Energy Inc. Employees' 401(k) Plan of our report dated June 13, 2003 appearing in this Annual Report on Form 11-K of XTO Energy Inc. Employees' 401(k) Plan for the year ended December 31, 2002.

KPMG LLP

Dallas, Texas
June 26, 2003

EXHIBIT 99.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report for the XTO Energy Inc. Employees' 401(k) Plan (the "Plan") on Form 11-K for the period ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Mark A. Stevens, Member, XTO Energy Inc. 401(k) Plan Committee, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Plan.



Mark A. Stevens, Member
XTO Energy Inc. 401(k) Plan Committee
June 26, 2003

This written statement is being furnished to the Securities and Exchange Commission as an Exhibit to the Form 11-K. A signed original of this written statement required by Section 906 has been provided to the Plan Committee and will be retained by the Plan Committee and furnished to the Securities and Exchange Commission or its staff upon request.